March 13, 2019

Michael Richman
Chief Executive Officer
NextCure, Inc.
9000 Virginia Manor Road, Suite 200
Beltsville, MD 20705

       Re: NextCure, Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted March 5, 2019
           CIK No. 0001661059

Dear Mr. Richman:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Overview, page 1

1. We note your response to comment 1. We note in particular from your response that you are defining "first-in-class" in a temporal sense, as the first one of its kind, and not as an adjective describing the quality of a product candidate or immunomedicine. If you wish to continue to use the "first-in-class" description in this way, then to avoid investor confusion as to the meaning of the phrase, please clearly disclose how you are defining the phrase.
 Michael Richman
NextCure, Inc.
March 13, 2019
Page 2
Research and Development Collaboration with Lilly, page 103

2. We note your response to comment 9. Please provide an aggregate value, or narrow range of values, for each of the research and development support payments, the option exercise payments, and the milestone payments. In this regard, we note that proceeds from the
         Lilly Agreement have played an important role in financing your operations and, particularly with respect to the research and development support payments, appear likely to continue to be an important source of funding for your operations. Aggregating these payments does not facilitate an investor's understanding of the relative magnitude and probability of receipt of each payment stream.
Choice of Forum, page 155

3. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware or, if subject matter jurisdiction of such action is vested exclusively in the federal courts, the United States District Court for the District of Delaware, as the
         exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange
         Act. If the provision applies to Securities Act claims, please also state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
        You may contact William Demarest at 202-551-3432 or Yolanda Trotter at 202-551-3472
if you have questions regarding comments on the financial statements and related matters.
Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameMichael Richman                                Sincerely,
Comapany NameNextCure, Inc.
                                                                 Division of
Corporation Finance
March 13, 2019 Page 2                                            Office of
Healthcare & Insurance
FirstName LastName